SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON HEIDI ALEXANDER TO SACK OVERPAID, FAILING NATS CEO MARTIN ROLFE

Ryanair, the UK's largest airline, today (Wed 09 Sept) called on Transport Minister Heidi Alexander to sack Martin Rolfe, the overpaid, failing CEO of UK NATS ATC service.

Ryanair highlighted the frequent and repeated failures of NATS UK ATC system under Martin Rolfe's "leadership" - failures that are not replicated in any other EU ATC provider as follows:

●       8 Sept - NATS ATC system fails due to a "flight plan processing failure". This is exactly the same flight plan processing failure that caused the Aug 2023 system outage.

●      This is the 4th major NATS system failure in 2026 alone (see attached).

        http://www.rns-pdf.londonstockexchange.com/rns/0582U_1-2026-9-9.pdf

●      After the Aug 2023 failure, NATS CEO Martin Rolfe promised that this would not happen again, and that in future if the NATS primary system fails, the backup system would actually work.

Yesterday's latest NATS system failure shows that the primary system is unreliable, and the backup system is useless.

Ryanair's CEO Michael O'Leary said:
"Martin Rolfe's position as NATS CEO is untenable. We don't need more "investigations", we don't need more "reports", and we don't need another Parliamentary Committee hearing where Martin Rolfe will promise change, will promise resilience, and will promise an effective backup system. Martin Rolfe is an overpaid (£1.4m p.a.) failure. It is time for his removal, and it is time that somebody competent was appointed to run UK ATC, which is one of Europe's most expensive ATC systems, and yet it keeps repeatedly failing.

Under Martin Rolfe's watch, UK NATS has spent more money paying dividends to its shareholders (the UK Govt and UK airlines),  but it has failed to invest in a resilient primary system, has failed to invest in an effective backup system, and as yesterday's events show now UK NATS keeps failing under Martin Rolfe's leadership.

Transport Minister Heidi Alexander, who owns 49% of NATS, must today demand that failing Martin Rolfe must quit, or be dismissed. Airlines and passengers serving the UK keep picking up the tab for Martin Rolfe's repeated failures. It is time for this expensive, failing CEO to go, and allow UK NATS to be led by somebody competent and capable of delivering a resilient system and a backup system that actually works."

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 September, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary